News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	May 13, 2020

Seabridge Gold Publishes 2019 Annual Report to Shareholders

and Files 1st Quarter 2020 Financial Statements

Toronto, Canada - Seabridge Gold announced today that its 2019 Annual Report to shareholders is now available on its website at https://seabridgegold.net/pdf/19AR.pdf. In every annual report, the Company reviews the success of its programs for the year just ended measured against previously announced goals and sets out its plans and objectives for the current year. The theme of this year's Annual Report is Enhancing KSM.

The Company also announced that it has filed its Condensed  Consolidated Interim Financial Statements and its Management's Discussion and Analysis for the three month period  ended March 31, 2020 on SEDAR (www.sedar.com). To review these documents on the Company website, please see http://www.seabridgegold.net/sharefinrep.php.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292    Fax: (416) 367-2711

Email:  info@seabridgegold.net

106 FRONT STREET EAST, SUITE 400, TORONTO, ONTARIO M5A 1E1 CANADA
TEL. 416-367-9292 FAX.416-367-2711 WWW.SEABRIDGEGOLD.NET